Exhibit 99.1

STERLITE INDUSTRIES (INDIA) LTD.

Regd.Office: SIPCOT Industrial Complex,

Madurai Bypass Road, T.V.Puram P.O.

Thoothukudi -628002, Tamil Nadu, India

Tel: +91-461 424 2591 (10 lines)

Fax: +91 -461 234 0203

www.sterlite-industries.com

November 01, 2011

New York Stock Exchange

NYSE Regulation Inc.

20 Broad Street, 13th Floor

New York, NY 10005

United States of America

Kind Attn : Mr. Yuri Tsadyk / Mr. Mark Iyeki

Dear Sirs,

Scrip Code : SLT

Sub : Clarification on Media Reports

Dear Sir,

This is with regard reference to certain media reports that Sterlite Industries (India) Limited plans to converts all its loan given to Vedanta Aluminium Limited into equity. The Company clarifies it stand through the attached press / media release.

Please find attached a Press Release in this regard and request you to update the same on the website of your respective stock exchanges for the benefit for the Investors.

Thanking you,

Yours sincerely,

For Sterlite Industries (India) Limited

/s/ Rajiv Choubey 01.11.2011

Rajiv Choubey

Company Secretary & Head Legal

Encl : as above

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com

November 1, 2011

Sterlite Industries (India) Limited

Clarification on Media Reports

Sterlite Industries (India) Limited (“Sterlite”) issues clarification to the news article in Economic Times of 1 November 2011, regarding increase in its stake in associate company, Vedanta Aluminium Limited (“VAL”). The article contains several misleading statements. The company would like to clarify that it does not expect any change in its shareholding in VAL, which currently stands at 29.5%. The article further states that Sterlite intends to convert all its loans to VAL into equity, which is untrue.

At present, Sterlite’s investment in VAL is primarily in the form of debt/ quasi-equity, with a small amount of equity. Sterlite has stated in the past on several occasions, including its Q2 FY 2012 earnings call held on 24 October 2011, that as and when the capital structure of VAL is finalized, part of the loans/quasi-equity from Sterlite would get converted to equity of VAL, in order to achieve the target Debt-Equity ratio of VAL, and maintain Sterlite’s 29.5% shareholding in VAL. This situation remains unchanged.

Registered Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Puram P.O., Tuticorin - 628002

Sterlite Industries (India) Ltd.

Senior Vice President – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

About Sterlite Industries

Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Zinc International operations in Namibia, South Africa and Ireland; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Puram P.O., Tuticorin - 628002